                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                                 BNCCORP, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   055936108
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                                 (CUSIP Number)

            Jeffry M. Henderson, Henderson & Lyman, 175 W. Jackson,
                          Suite 240, Chicago, IL 60604
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 5, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. 055936108
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Kenneth Hilton Johnson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Self
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    323,639
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    323,639
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     323,639
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.88%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     Individual
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss. 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts ,calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11/7/03
--------------------------------------------------------------------------------
Date


--------------------------------------------------------------------------------
Signature

Kim Carrier, Attorney in Fact
--------------------------------------------------------------------------------
Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                          ANSWERS TO ITEMS 1 THROUGH 7

ITEM 1. Common shares of BNCCORP, Inc. BNCCORP, Inc. is located at 322 East Main Avenue, Bismarck, North Dakota 58501.

ITEM 2. (a)       Kenneth Hilton Johnson

                  (b)      1331 South Federal, Chicago, Illinois 60605

                  (c) Professional trader at the Chicago Mercantile Exchange, 30 South Wacker Drive, Chicago, Illinois 60606 and investor.

                  (d)      None.

                  (e)      None.

                  (f)      United States

ITEM 3.           Personal funds have been used in making all purchases.

ITEM 4. The purpose of acquisition of the securities is price appreciation through a buy and hold strategy.

                  (a) The reporting person, based on an analysis of market factors, including earnings, share price, etc., may purchase additional securities.

                  (b)      None.

                  (c)      None.

                  (d)      None.

                  (e)      None.

                  (f)      None.

                  (g)      None.

                  (h)      None.

                  (i)      None.

                  (j)      None.

ITEM 5.  (a)      323,639, 11.88%

                  (b) All voting and dispositive power is controlled by Kenneth Johnson. There is no shared voting or dispositive power. Shares of Sole Voting Power:
                           323,639 Shares of Sole Dispositive Power: 323,639

                  (c)      (1) Kenneth Hilton Johnson

           Date (2)                 Quantity of Shares (3)         Price per Share (4)           Buy/Sell (5)*
           --------                 ----------------------         -------------------           -------------
         9/8/2003                      400                        $14.24                         Buy
         9/8/2003                      100                        $14.29                         Buy
         9/9/2003                      500                        $14.30                         Buy
        9/10/2003                      400                        $14.30                         Buy
        9/10/2003                      100                        $14.34                         Buy
        9/11/2003                      400                        $14.34                         Buy
        9/11/2003                      300                        $14.34                         Buy
        9/11/2003                      200                        $14.34                         Buy
        9/11/2002                      100                        $14.34                         Buy
        9/12/2003                      200                        $14.50                         Buy
        9/15/2003                      500                        $14.50                         Buy
        9/15/2003                      300                        $14.35                         Buy
        9/15/2003                      300                        $14.49                         Buy
        9/15/2003                      300                        $14.55                         Buy
        9/15/2003                      100                        $14.35                         Buy
        9/15/2003                      100                        $14.49                         Buy
        9/15/2003                      100                        $14.55                         Buy
        9/15/2003                      100                        $14.55                         Buy
        9/15/2003                      100                        $14.55                         Buy
        9/15/2003                      100                        $14.55                         Buy
        9/15/2003                      100                        $14.35                         Buy
        9/15/2003                      100                        $14.77                         Buy
        9/16/2003                      600                        $14.77                         Buy
        9/16/2003                      500                        $14.79                         Buy
        9/16/2003                      400                        $14.79                         Buy
        9/16/2003                      100                        $14.78                         Buy
        9/17/2003                      300                        $14.79                         Buy
        9/17/2003                      300                        $14.88                         Buy
        9/18/2003                      500                        $15.09                         Buy
        9/18/2003                      300                        $14.89                         Buy
        9/18/2003                      300                        $14.89                         Buy
        9/18/2003                      100                        $14.98                         Buy
        9/18/2003                      100                        $14.98                         Buy
        9/19/2003                      200                        $15.09                         Buy
        9/22/2003                      300                        $15.08                         Buy
        9/22/2003                      100                        $15.08                         Buy

        9/24/2003                      700                        $15.15                         Buy
        10/1/2003                     2000                        $15.25                         Buy
        10/1/2003                      200                        $15.39                         Buy
        10/7/2003                      300                        $15.45                         Buy
        10/7/2003                      100                        $15.56                         Buy
       10/16/2003                      500                        $14.75                         Buy
       10/16/2003                      500                        $14.75                         Buy
       10/16/2003                      500                        $14.85                         Buy
       10/16/2003                      500                        $14.85                         Buy
       10/16/2003                     -300                        $14.68                        Sell
       10/16/2003                      300                        $14.94                         Buy
       10/16/2003                      300                        $14.94                         Buy
       10/16/2003                      300                        $14.94                         Buy
       10/16/2003                      300                        $14.94                         Buy
       10/16/2003                      300                        $14.94                         Buy
       10/16/2003                      300                        $14.94                         Buy
       10/16/2003                      300                        $14.94                         Buy
       10/16/2003                     -200                        $14.68                        Sell
       10/16/2003                      200                        $14.95                         Buy
       10/16/2003                      113                        $14.85                         Buy
       10/17/2003                      700                        $14.69                         Buy
       10/17/2003                      500                        $14.63                         Buy
       10/17/2003                      500                        $14.69                         Buy
       10/17/2003                      420                        $14.64                         Buy
       10/17/2003                      300                        $14.64                         Buy
       10/17/2003                      200                        $14.64                         Buy
       10/17/2003                      400                        $14.63                         Buy
       10/20/2003                     1200                        $16.00                         Buy
       10/20/2003                      700                        $16.00                         Buy
       10/20/2003                      100                        $16.00                         Buy
       10/21/2003                      300                        $16.18                         Buy
       10/21/2003                      200                        $15.75                         Buy
       10/21/2003                      100                        $15.78                         Buy
       10/21/2003                      100                        $15.78                         Buy
       10/21/2003                      100                        $15.93                         Buy
       10/21/2003                      100                        $16.18                         Buy
       10/21/2003                      100                        $16.18                         Buy
       10/23/2003                      300                        $15.97                         Buy
       10/23/2003                      200                        $15.97                         Buy
       10/24/2003                      500                        $15.97                         Buy
       10/28/2003                      500                        $15.97                         Buy
       10/28/2003                      500                        $16.00                         Buy
       10/28/2003                      300                        $15.97                         Buy
       10/28/2003                      200                        $15.97                         Buy
       10/29/2003                     5000                        $16.00                         Buy

       10/29/2003                     2000                        $16.10                         Buy
       10/29/2003                      500                        $16.00                         Buy
       10/29/2003                      500                        $16.00                         Buy
       10/29/2003                      500                        $16.09                         Buy
       10/29/2003                      500                        $16.09                         Buy
       10/29/2003                      300                        $15.97                         Buy
       10/29/2003                      200                        $16.00                         Buy
       10/29/2003                      100                        $15.97                         Buy
       10/30/2003                     5000                        $16.10                         Buy
       10/30/2003                      500                        $16.09                         Buy
       10/30/2003                      400                        $16.09                         Buy
       10/30/2003                      300                        $16.07                         Buy
       10/31/2003                      100                        $16.16                         Buy
       10/31/2003                      200                        $16.16                         Buy
       10/31/2003                      100                        $16.16                         Buy
        11/3/2003                      300                        $16.24                         Buy
        11/3/2003                      100                        $16.24                         Buy
        11/4/2003                     1000                        $16.49                         Buy
        11/4/2003                     1000                        $16.74                         Buy
        11/4/2003                     1000                        $16.50                         Buy
        11/4/2003                     1000                        $16.75                         Buy
        11/4/2003                      750                        $16.50                         Buy
        11/4/2003                      750                        $16.79                         Buy
        11/4/2003                      300                        $16.60                         Buy
        11/4/2003                      200                        $16.37                         Buy
        11/4/2003                      200                        $16.37                         Buy
        11/4/2003                      200                        $16.37                         Buy
        11/4/2003                      200                        $16.37                         Buy
        11/4/2003                      200                        $16.37                         Buy
        11/4/2003                      200                        $16.37                         Buy
        11/4/2003                      100                        $16.48                         Buy
        11/5/2003                   -30000                        $16.00                        Sell
        11/5/2003                   -20000                        $16.00                        Sell
        11/5/2003                     3300                        $17.70                         Buy
        11/5/2003                     1000                        $17.65                         Buy
        11/5/2003                     1000                        $18.25                         Buy
        11/5/2003                      950                        $17.60                         Buy
        11/5/2003                      700                        $17.50                         Buy
        11/5/2003                      500                        $17.33                         Buy
        11/5/2003                      500                        $17.33                         Buy
        11/5/2003                      300                        $17.49                         Buy
        11/5/2003                      200                        $17.68                         Buy
        11/5/2003                      100                        $17.33                         Buy
        11/5/2003                       50                        $17.50                         Buy

         * Unsolicited buy/sell conducted through McDonnell, Inc., Chicago, Illinois.

                  (d)      None.

                  (e)      Not applicable.

ITEM 6.           None.

ITEM 7.           None.